UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):          X   Form 10-K             Form 20-F            Form 11-K           Form 10-Q             Form N-SAR
                    -----                 -----                ----                 ----                  ----


                    For Period Ended: February 29, 1996
                    [ ] Transition Report on Form 10-K
                    [ ] Transition  Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition  Report on Form 10-Q
                    [ ] Transition  Report on Form N-SAR
                    For the  Transition  Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

The MicroCap Fund, Inc.
Full Name of Registrant

Commonwealth Associates Growth Fund, Inc.
Former Name if Applicable

575 Fifth Avenue, 37th floor
Address of Principal Executive Office (Street and Number)

New York, New York 10017
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate) X

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The  Fund's   independent   auditors   have  not  yet   received   adequate
     representation from counsel concerning possible litigation or possible unasserted claims or assessments against the Fund.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Joseph Lucchese              212                       850-0502
          (Name)                   (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                            X    Yes          No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 Yes      X   No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons by a reasonable estimate of the results cannot be made.





                             The MicroCap Fund, Inc.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date             May 29, 1996          By  /s/     Joseph Lucchese
           -----------------------         -----------------------
                                           Joseph Lucchese
                                           Chief Financial Officer and Treasurer